

March 14, 2014

Via E-mail
Mr. Francis J. O'Brien
Chief Financial Officer
The L.S. Starrett Company
121 Crescent Street
Athol, Massachusetts 01331

      RE: **The L.S. Starrett Company**
                Form 10-K for the Year Ended June 30, 2013
                Filed September 5, 2013
                Form 10-Q for the Period Ended December 31, 2013
                Filed January 30, 2014
                Definitive Proxy Statement on Schedule 14A
                Filed September 5, 2013
                Response dated March 7, 2014
                File No. 1-367

Dear Mr. O'Brien:

We have reviewed your response letter dated March 7, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2013

Item 1 – Business, page 4

General, page 4

1. You disclose that you offer a "broad array of products to the market through multiple channels of distribution throughout the world." We also note disclosure on page 41 stating that your products "are sold from its manufacturing units through a customer base of resellers, primarily industrial distributors." Based on our review of the company's website,

www.starrett.com, it appears that you have established networks of national and local distributors. In future filings, please enhance your disclosure by clearly identifying the methods by which you distribute your products, noting to the extent applicable, any differences between your domestic and international markets. Refer to Item 101(c)(1)(i) of Regulation S-K.

2. You disclose that you are a "global manufacturer with major subsidiaries. . . ." Your disclosure should identify your "major subsidiaries" as well as discuss whether these subsidiaries engage in production of products serving a particular industry given their specific geographic location. To the extent applicable, please revise your future filings accordingly.

Products, page 4

3. With a view towards future disclosure, please explain to us what new support programs and marketing collateral you are referring to in the middle of the third paragraph of your disclosure. In addition, please provide some basis for your statement that you are "gaining market share in the food processing industry."

Item 1A. Risk Factors, page 6

4. In future filings, please ensure that the caption of each risk factor adequately describes the risk, and that each risk factor presents a material risk currently impacting your business. In this regard, risks such as "Risks Related to the Economy;" "Risks Related to Technology;" and Risks Related to Competition" appear to discuss risks that could apply to any company.

Management's Discussion and Analysis

Results of Operations, page 11

5. We note your response to comment 2 of our letter dated February 24, 2014. There have been significant differences between your effective tax rates and the U.S. normalized combined federal and state statutory tax rate of 40% that you disclose. There also have been significant variances in your effective tax rates from period to period. For example, your effective tax rate was 700% for fiscal 2012 compared to 120% for fiscal 2013. In this regard, please address the following:
    *   It appears that the return to provision adjustments line item included in your reconciliation between expected tax expense at the U.S. statutory rate to actual tax expense (benefit) on page 31 may represent multiple significant items. We remind you that ASC 740-10-50-12 states that you should disclose the estimated nature and amount of each significant reconciling item. In this regard, please separately break out any individually significant items included in this line item. To the extent the nature of the

reconciling item is not clear from the description included in your line item description, please provide additional clarifying disclosures underneath your table; and

- Please expand your discussion in MD&A to also disclose the quantitative effect of each significant factor that caused significant variances in your effective tax rates from period to period. For example, you should quantify the tax impact of the dividend to the parent company from the Australian subsidiary.

Please show us in your supplemental response what the revisions will look like in future filings.

Financial Statements

Notes to the Financial Statements

Note 11 – Income Taxes, page 31

6. We note your response to comment 5 of our letter dated February 24, 2014. We continue to have difficulty understanding why your projections should be given significant weight in your analysis pursuant to ASC 740-10-30-23 given that you projected domestic income for fiscal years 2011 through 2013 but incurred actual losses. As previously requested, please provide us with your initial projected amounts for each year from 2011 to 2013 and address the primary factors that resulted in significant differences between the actual and projected domestic amounts for each year. You mention that book losses were primarily the result of one-time events. Please tell us what year each of the events included in your response occurred and help us better understand the nature of the pension write-down amount. Please provide this analysis in which you compare projected to actual amounts separately for each year.

7. You provide projected book income amounts for fiscal years 2014 through 2016 based on your expectation of sales growth in your overall business, improved margins, and a decline in selling, general and administrative expenses. Please help us better understand your basis for making these assumptions and expecting these significant improvements in your results. It appears that you may continue to be in cumulative loss position in 2014 based on your projected book income amount for fiscal year 2014.

8. Your response indicates that you recorded domestic taxable income over the last three years. Please tell us the amount of domestic taxable income or loss recorded during each of the three last years. Please help us better understand the significant differences between book and taxable income for each of these three last years. Please address each year separately in your response. Please also provide us with your projected domestic taxable income over each of the next three years.

9. We note your response to comment 6 of our letter dated February 24, 2014. We note that there is no expectation to reverse your LIFO election; however, it is an action that could be

implemented. Please help us better understand the impact of reversing your LIFO election by addressing the following:

- Please help us better understand how and when reversing your LIFO election would impact your taxable income, including if it will immediately increase your taxable income in the period you reverse your election by the complete LIFO tax reserve amount or whether the increase in taxable income would be spread over multiple years. If over multiple years, please tell us over how many years and how the amount of each year's increase to taxable income would be determined; and

- Please walk us through an example of the financial statement impact of reversing your LIFO election. You should include the journal entries that would be recorded to your income statement and balance sheet in the period in which you reverse your LIFO election and in subsequent periods that are impacted by the reversal. Your example could assume that you have zero pre-tax book income in the period in which you reverse your LIFO election and that you are continuing to use the LIFO election for financial reporting purposes. It should be clear what impact the reversal would have on your income tax expense (benefit), net earnings, and your effective tax rate for each period impacted.

Item 10. Directors, Executive Officers and Corporate Governance, page 46

Executive Officers of the Registrant, page 46

10. We note your disclosure that there "have been no events under any bankruptcy act, no criminal proceedings and no judgments . . . during the past *five* years" involving your executive officers [emphasis added]. Please note that Item 401(f) of Regulation S-K requires the disclosure of certain legal proceedings in the past *ten* years. Please supplementally confirm to us and in future filings disclose that no director, executive officer, significant employee or control person of the company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past ten years. We note similar disclosure on page 7 of your Definitive Proxy Statement on Schedule 14A filed September 5, 2013.

Item 15. Exhibits and Financial Statement Schedules, page 48

11. It does not appear that you have filed a list of your subsidiaries as Exhibit 21 with your Form 10-K. In future filings, please attach as an exhibit a list of all subsidiaries of the registrant, the state or other jurisdiction of incorporation or organization of each, and the names under which such subsidiaries do business. Refer to Item 601(b)(21) of Regulation S-K.

Signatures, page 51

12. In future filings, please identify those persons who have signed your Form 10-K in their individual capacities of principal financial officer and principal accounting officer or controller. We note, for example, that Francis J. O'Brien, your chief financial officer, has

signed on behalf of the registrant, but it does not appear that he has signed the Form 10-K in his individual officer capacity.

Definitive Proxy Statement on Schedule 14A filed September 5, 2013

Compensation Discussion and Analysis, page 8

Compensation Philosophy, page 8

13. We note that the compensation committee makes judgments based "on competitive compensation" at companies of "similar size and in similar fields" and that in its determinations uses "specific peer comparisons . . . ." You also disclose that in 2012 the compensation committee engaged Radford as its compensation consultant to review, among other things, "the total compensation against the competitive marketplace using a peer group. . . ." In future filings, please identify the peer group companies and supplementally provide us with this information. In addition, clearly disclose whether you engage in benchmarking of total executive compensation and/or elements thereof. In this regard, we note disclosure on page 10 regarding Radford's recommendation of a long term equity award that would position the company in the 25th percentile of the market. If you do not benchmark executive compensation, please elaborate on your disclosure that you believe your officers' compensation is "generally lower" than the compensation paid by companies of similar size and clarify whether by "clos[ing] this gap" you intend to pay compensation at or above the median of your peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Long-Term Equity Incentives, page 10

14. With a view towards future disclosure, please tell us how the compensation committee determined the mix of options and restricted stock units comprising the long term equity award.

Director Compensation For Fiscal Year 2013, page 14

15. We note that the size of meeting fees and retainers varies among the directors. In accordance with Item 402(k)(3) of Regulation S-K, please describe the extent to which a director may have a different compensation arrangement compared to other directors. For example, if a committee member receives a greater retainer than a non-committee member, separately describe these fees.

Section 16(a) Beneficial Ownership Reporting Compliance, page 19

16. You disclose that "all such reports were timely filed in fiscal 2012 by such directors and officers." Please supplementally confirm whether all reports were timely filed in fiscal 2013.

In future filings, please ensure your disclosure covers the most recent fiscal year. Refer to Item 405(a)(1) of Regulation S-K.

You may contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or, in his absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief